Exhibit 99.1

SOLOWIN HOLDINGS

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND MARCH 31, 2024

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	As of September 30,	As of March 31,
	2024	2024
	$’000	$’000
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	2,459	2,140
Cash segregated for regulatory purpose	5,862	5,111
Receivables from:
Customers, net of allowance for expected credit losses of $500,000 and $516,000 as of September 30, 2024 and March 31, 2024, respectively	203	2,668
Customers - related parties, net of allowance for expected credit losses of $66,000 and $59,000 as of September 30, 2024 and March 31, 2024, respectively	333	220
Brokers-dealers and clearing organizations, net of allowance for expected credit losses of $22,000 and $15,000 as of September 30, 2024 and March 31, 2024, respectively	865	664
Prepaid expenses and other current assets, net	731	1,392
Loan receivables, net of allowance for expected credit losses of nil and $410,000 as of September 30, 2024 and March 31, 2024, respectively	-	574
Amount due from related parties	4	26
Total current assets	10,457	12,795

Non-current assets:
Investment in an associate	227	254
Long-term investments, net	401	-
Property and equipment, net	135	150
Operating right-of-use assets, net	729	1,057
Intangible assets, net	129	77
Refundable deposits	631	618
Prepaid expenses, net	403	450
Total non-current assets	2,655	2,606
TOTAL ASSETS	13,112	15,401

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables to customers	5,682	5,111
Payables to clearing organizations	170	-
Accruals and other current liabilities	303	232
Contract liabilities	151	-
Income taxes payable	55	55
Operating lease liabilities - current	534	631
Amount due to a director	3	3
Amount due to a related party	6	6
Total current liabilities	6,904	6,038

Non-current liabilities:
Operating lease liabilities - non-current	196	439
Total non-current liabilities	196	439
TOTAL LIABILITIES	7,100	6,477

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Ordinary shares (US$0.0001 par value per share; 1,000,000,000 shares authorized; 15,980,000 and 15,500,000 shares issued and outstanding as of September 30, 2024 and March 31, 2024)	2	1
Additional paid-in capital	18,219	14,908
Accumulated losses	(12,239)	(5,984)
Accumulated other comprehensive income (losses)	30	(1)
Total shareholders’ equity	6,012	8,924

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,112	15,401

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOLOWIN HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND
COMPREHENSIVE (LOSS) INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	For the six months ended September 30,
	2024	2023
	$’000	$’000
Revenues
Securities brokerage commissions and handling income	75	16
Investment advisory fees	318	1,559
Corporate consultancy service income	237	-
Asset management income - related parties	380	498
Virtual assets transaction income	15	-
Interest income	30	17
Referral income	-	550
Total revenues	1,055	2,640

Expenses
Marketing and promotion expenses	934	5
Commission and handling expenses	18	4
Professional fee	539	180
Information technology expenses	309	208
Office expenses	447	113
(Reversal of) provision for expected credit losses	(412)	155
Employee benefits expenses	4,367	492
Referral fee	139	-
Share of results of an associate	27	-
Impairment loss of long-term investments	259	-
General and administrative expenses	721	147
Total expenses	7,348	1,304

Other income
Interest income	34	-
Other income	4	-
Total other income	38	-

(Loss) income before income tax expense	(6,255)	1,336

Income tax expense	-	88

Net (loss) income	(6,255)	1,248

Other comprehensive income
Foreign currency translation adjustment	31	10
Total comprehensive (loss) income	(6,224)	1,258

Basic and diluted net (loss) income per share	(0.39)	0.10
Weighted average number of shares outstanding - basic and diluted	15,961,639	12,252,747

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOLOWIN HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares			Additional		Accumulated other
	Number of shares	Amount		paid-in capital	Accumulated losses	comprehensive losses	Total equity
		$’000		$’000	$’000	$’000	$’000
Balance as of April 1, 2023	12,000,000	1		4,785	(1,428)	(17)	3,341
Issuance of ordinary shares through public offering, net	2,000,000	-	*	6,313	-	-	6,313
Foreign currency translation adjustment	-	-		-	-	10	10
Net income	-	-		-	1,248	-	1,248

Balance as of September 30, 2023	14,000,000	1		11,098	(180)	(7)	10,912

	Ordinary shares		Additional		Accumulated other
	Number of shares	Amount	paid-in capital	Accumulated losses	comprehensive (losses) income	Total equity
		$’000	$’000	$’000	$’000	$’000
Balance as of April 1, 2024	15,500,000	1	14,908	(5,984)	(1)	8,924
Share based compensations	480,000	1	3,311	-	-	3,312
Foreign currency translation adjustment	-	-	-	-	31	31
Net loss	-	-	-	(6,255)	-	(6,255)

Balance as of September 30, 2024	15,980,000	2	18,219	(12,239)	30	6,012

*	Less than $1,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOLOWIN HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	For the six months ended September 30,
	2024	2023
	$’000	$’000
Cash flows from operating activities:
Net (loss) income	(6,255)	1,248
Adjustment to reconcile net (loss) income to cash used in operating activities:
Amortization of intangible assets	15	2
Depreciation of property and equipment	36	10
(Reversal of) provision for expected credit losses	(412)	155
Share based compensations	3,312	-
Share of results of an associate	27	-
Impairment loss of long-term investments	259	-
Interest income from loan to a third party	(26)	-
Change in operating assets and liabilities:		-
Change in receivables from customers	2,361	72
Change in receivables from brokers-dealers and clearing organizations	(208)	(859)
Change in refundable deposits	(13)	-
Change in prepaid expenses and other current assets	737	(2,185)
Change in amount due from a director	-	28
Change in payables to customers	571	(842)
Change in payables to clearing organizations	170	-
Change in accruals and other current liabilities	71	(89)
Change in contract liabilities	151	-
Change in income taxes payable	-	88
Change in operating lease liabilities	(12)	-
Cash provided by (used in) operating activities	784	(2,372)

Cash flows from investing activities
Purchase of intangible assets	(67)	(20)
Purchase of property and equipment	(21)	(2)
Purchase of long-term investments, net	(658)	-
Repayment of loan from a third party	1,010	-
Cash provided by (used in) investing activities	264	(22)

Cash flows from financing activities
Net proceeds from initial public offering (“IPO”)	-	7,065
Payment for IPO costs	-	(390)
Advance from related parties	22	56
Advance from a director	-	3
Cash provided by financing activities	22	6,734

Net change in cash, cash equivalents and cash segregated for regulatory purpose	1,070	4,340
Cash, cash equivalents and cash segregated for regulatory purpose at beginning of the period	7,251	7,514
Cash, cash equivalents and cash segregated for regulatory purpose at the end of the period	8,321	11,854

Supplementary cash flows information
Cash received from interest	34	-
Income tax expense paid	-	-

	As of September 30,	As of September 30,
	2024	2023
	$’000	$’000
Reconciliation to amounts on interim condensed consolidated balance sheets:
Cash and cash equivalents	2,459	6,377
Cash segregated for regulatory purpose	5,862	5,477
Total cash, cash equivalents and cash segregated for regulatory purpose	8,321	11,854

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Solowin Holdings (collectively the “Company”) is a company incorporated in Cayman Islands with limited liability on July 23, 2021. The Company is an investment holding company.

Solomon JFZ (Asia) Holdings Limited (“SJFZ”) was incorporated on July 25, 2016. SJFZ is a limited liability corporation licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management).

On December 4, 2023, as a part of the strategic expansion into the private wealth management business, the Company formed a new wholly owned subsidiary, Solomon Private Wealth Limited (“SPW”), under the laws of Hong Kong.

The Company together with its subsidiaries (collectively the “Group”) are primarily engaged in providing investment banking services, wealth management services, asset management services and virtual assets services in Hong Kong.

Details of the Company and its subsidiaries are set out in the table as follows:

		Percentage of effective ownership
Name	Date of incorporation	September 30, 2024	March 31, 2023	Place of incorporation	Principal activities
Solowin Holdings	July 23, 2021	N/A	N/A	Cayman Islands	Investment holding
Solomon JFZ (Asia) Holdings Limited	July 25, 2016	100%	100%	Hong Kong	Securities dealings and brokerage; advising on securities; corporate consultancy services; and asset management services
Solomon Private Wealth Limited	December 4, 2023	100%	100%	Hong Kong	Wealth management and financial planning services

Initial Public Offering

On September 6, 2023, the Company announced the closing of its IPO of 2,000,000 ordinary shares, US$0.0001 par value per share at an offering price of US$4.00 per share for a total of US$8,000,000 in gross proceeds. The Company raised total net proceeds of US$7,065,000, which was reflected in the unaudited interim condensed consolidated statements of cash flows, after deducting underwriting discounts and commissions and offering expenses. The ordinary shares of the Company began trading on the Nasdaq Stock Market in the United States on September 7, 2023, under the symbol “SWIN”.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission.

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete consolidated financial statements. Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of September 30, 2024, and results of operations and cash flows for the six months ended September 30, 2024 and 2023. The audited consolidated balance sheet as of March 31, 2024 has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended March 31, 2024 and 2023, and related notes included in the Company’s audited consolidated financial statements.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the unaudited financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for expected credit losses, useful lives and impairment for investment in an associate, long-term investments, property and equipment and intangible assets, fair value of financial instruments, share based compensations and contingencies. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction and convenience translation

The accompanying unaudited interim condensed consolidated financial statements are presented in United States dollars (“$”). The functional currency of the Company is $ and the functional currency of the Company’s subsidiaries is the Hong Kong Dollars (“HKD”). The Company’s assets and liabilities are translated into $ from HKD at period/year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	As of September 30, 2024	As of March 31, 2024
Period/year-end spot rate	7.7733	7.8257

	For the six months ended September 30,
	2024	2023
Average rate	7.8086	7.8318

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash and cash equivalents, cash segregated for regulatory purpose, receivables from customers, brokers-dealers and clearing organizations, other current assets, amounts due from (to) related parties, payables to customers and clearing organizations, accruals and other current liabilities has determined that the carrying value approximates their fair values. The carrying amounts of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less. The Company’s cash is held at well capitalized financial institutions, but they are not Federal Deposit Insurance Corporation (“FDIC”) insured. The Company maintains its cash in bank deposit accounts which at times may exceed insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Cash segregated for regulatory purpose

The balance of cash segregated for regulatory purpose represents the bank balance that the Company held on behalf of customers. The Company maintains segregated bank accounts with authorized institutions to hold customers’ monies arising from its normal course of business. The Company’s cash segregated for regulatory purpose is held at well capitalized financial institutions, but they are not FDIC insured. The segregated customers account balance is restricted for customer transactions and governed by the Securities and Futures (Client Money) Rule under the Hong Kong Securities and Futures Ordinance. The Company has classified such segregated customers’ account balances as cash segregated for regulatory purpose and recognized the corresponding accounts payable to the respective customers under the liabilities section. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash segregated for regulatory purpose.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Receivables from customers, broker-dealers, and clearing organizations

Receivables from customers arise from (i) the business of dealing in investment securities and virtual assets for cash and margin customers; (ii) investment advisory business; (iii) corporate consultancy business; and (iv) asset management business.

Receivables from broker-dealers and clearing organizations arise from the business of investment securities and virtual assets. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days.

The balance of receivables from customers related to the Company’s customer in (i) trading activities; (ii) rendering the investment advisory services; (iii) rendering the corporate consultancy services; and (iv) rendering the asset management services.

In evaluating the collectability of receivables balances, the Company considers specific evidence including the aging of the receivable, the customers’ payment history, its current creditworthiness, its underlying equity securities secured and current economic trends.

The receivables from customers, broker-dealers and clearing organizations, such as Hong Kong Exchanges and Clearing Limited (“HKEx”), are viewed as past due or delinquent based on how recently payments have been received. The Company has contractual rights to receive cash on demand from customers, broker-dealers and clearing organizations. As of September 30, 2024 and March 31, 2024, no receivables from customers and broker-dealers are past due or delinquent based on the repayment history of customers and broker-dealers. As of September 30, 2024 and March 31, 2024, no receivables from clearing organizations are past due or delinquent as the receivables are normally being settled within two days after the trade execution.

The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. The receivables are written off after all collection efforts have ceased. The receivables from customers related to trading activities are secured in the form of underlying equity securities. The Company is entitled to dispose of such collateral held on behalf of the customers for the purpose of settling any liability owed. The Company applies the practical expedient based on collateral maintenance provisions under ASC 326, Financial Instruments – Credit Losses, in estimating an allowance for credit losses for receivables from customers. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. As of September 30, 2024 and March 31, 2024, the allowance for expected credit losses on receivables from customers were $566,000 and $575,000, and the allowance for expected credit losses on receivables from broker-dealers and clearing organizations were $22,000 and $15,000, respectively.

Prepaid expenses and other current assets, net

Prepayments and other current assets consist of cash advanced to suppliers for purchasing goods or services that have not been received or provided to the Company and prepayments to professional parties and marketing companies. Cash advanced to suppliers is refundable and bears no interest. Prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and reviewed periodically to determine whether their carrying value has become impaired.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Refundable deposit

As a clearing member firm of HKEx, the Company is exposed to clearing member credit risk.

HKEx requires member firms to deposit cash to a clearing fund. If a clearing member defaults in its obligations to clearing organizations in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. HKEx has the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost if the Company is required to pay such additional funds.

Rental deposits represent security payments made to lessors for the Company’s lease agreements entered. The Company made such security payments upon the commencement of the original lease agreements. The security deposit will be refunded to the Company upon the termination or expiration of the lease agreements as well as the delivery of the vacant leased properties to the lessors by the Company.

Loan receivables

Loan receivables are recognized when the Company, as a lender, provides the loan to borrowers as per the loan agreement. Loan receivables are initially measured at the amount of the loan provided. Subsequent to initial recognition, loan receivables are measured at amortized cost using the effective interest method, which includes the recognition of interest income less any allowance for expected credit losses.

As of September 30, 2024 and March 31, 2024, the allowance for expected credit losses on loan receivables were nil and $410,000, respectively.

Investment in an associate

An associate is an entity over which the Company has significant influence, but not control or joint control, over the financial and operating policies of the entity. Significant influence is presumed to exist when the Company holds 20% or more of the voting power of another entity. The Company accounts for its investment in an associate using the equity method unless the fair value option is elected for an investment and the Company does not elect the fair value option.

On acquisition of the investment, any excess of the cost of the investment over the Company’s share of the net fair value of the investee’s identifiable assets and liabilities represents goodwill and is included in the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the Company’s share of the associate’s profit or loss in the period in which the investment is acquired.

Under the equity method, the investment in an associate is carried at cost plus post-acquisition changes in the Company’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Company determines whether there is objective evidence that the investment in an associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within “Share of results of an associate” in the unaudited interim condensed consolidated statements of (loss) income and comprehensive (loss) income.

Long-term investments

In accordance with Financial Accounting Standards Board (“FASB”) ASC 321, “Investment-Equity Securities,” the Company accounts for non-marketable securities on a prospective basis. Equity investments that do not have readily determinable fair values and do not qualify for the net asset value practical expedient are eligible for the measurement alternative.

The Company elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Long-term investments (Cont)

Pursuant to ASC 321, for those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss equal to the difference between the carrying value and fair value. For the six months ended September 30, 2024 and 2023, the Company recognized impairment loss of long-term investments of $259,000 and nil, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the item to its present working condition and location for its intended use. Expenditure incurred after the item has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the unaudited interim condensed consolidated statements of (loss) income and comprehensive (loss) income in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the item, the expenditure is capitalized as an additional cost of the item.

Depreciation is provided to write off the cost of items of property and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following estimated useful lives:

Furniture and fixtures	5 years
Office equipment	5 years
Computer equipment	3.3 years
Leasehold improvements	Shorter of the lease terms or the estimated useful lives of the assets

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the unaudited interim condensed consolidated statements of (loss) income and comprehensive (loss) income in the period the asset is derecognized.

Intangible assets, net

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. The Company’s intangible assets consist of the trading platform system and eligibility rights to trade on or through HKEx. The trading platform system is considered by the management as having a finite useful life of two years. Accordingly, the trading platform system is amortized on a straight-line basis over two years. The estimated useful life and amortization method of an intangible asset with finite life is reviewed at the end of each reporting period, with the effect of any changes in estimated being accounted for on a prospective basis. Management has determined that trading rights have indefinite useful lives. These trading rights are not amortized and tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether an indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the six months ended September 30, 2024 and 2023.

Payables to customers

Payables to customers arise from the business of dealing in investment securities and virtual assets. Payables to customers represent payables related to the Company’s customer trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to cover the positions taken by its customers, clearing house payables due on pending trades and payable on demand, as well as the bank balances held on behalf of customers.

Contract liabilities

Contract liabilities arise from corporate consultancy services. The Company is entitled to receive an upfront payment upon signing the financial advisory contract as contract liabilities. These payments are non-refundable and contract liabilities will be recognized as revenue in future periods when the Company completes its performance obligations based on the point in time either (a) when the deliverables, in the form of reports are delivered based on the specific terms of the contract; or (b) lapse of the financial advisory contract.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter. There were no material commitments or contingencies as of September 30, 2024 and March 31, 2024.

Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

Investment banking services

Revenue from investment banking services is generated through corporate consultancy service income.

Corporate consultancy income generated by acting as advisers (a) to customers, including but not limited to listed companies or companies planning for IPO, advising on the terms and structures of the proposed corporate transactions, or the relevant implications and compliance matters under the Hong Kong regulatory framework for listed companies; market research, strategic analysis, and other advisory services to support customers in developing new business areas or enhancing existing operations, in return for consultancy service income.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Revenue recognition (Cont)

The Company enters into a distinct contract with its customers for the provision of corporate consultancy services. The scope of work under consultancy services can vary from project to project and generally involves a series of tasks which are interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task. Therefore, the entire transaction prices of consultancy services are generally allocated to a single performance obligation.

The transaction price might be variable even when the stated price in the contract is fixed because the Company may be entitled to upfront payment only when the contract is lapsed before completion of consultancy services. Payment is typically made in installments, with an upfront payment received upon signing the contract and subsequent payments made based on the completion of specific service stages as outlined in the contract between the Company and the customer. The transaction price and payment terms are stated in the contract for each individual engagement.

Corporate consultancy service income received from customers is non-refundable, and the Company is entitled to receive upfront payment upon signing the contract. Revenue from upfront payment and other installments is recognized based on the point in time either (a) when the deliverables, in the form of reports are delivered based on the specific terms of the contract; or (b) lapse of the consultancy service contract.

There were no contract asset balances as of September 30, 2024 and March 31, 2024. As of September 30, 2024 and March 31, 2024, the contract liability balances were $151,000 and nil, respectively, which were generated from corporate consultancy service.

Wealth management services

Revenue from wealth management services is primarily derived from securities brokerage commission and handling income and investment advisory income.

Securities brokerage commission income generated by provision of securities brokerage services of executing trades to customers, who are individual customers or brokers, and is recognized at a point in time (trade date) when the performance obligation has been satisfied by the completion of trades and the risks and rewards of ownership have been transferred to/from the customer. The Company acts as an agent. The transaction price is a variable consideration as the price is determined by a fixed percentage of transaction amounts. Commission fees are directly charged from the customer’s account when the transactions are executed.

Handling income generated from providing services such as settlement (clearing) of securities, new share subscription services in relation to IPOs and dividend collection, to individual customers or brokers. Securities settlement service income is recognized at a point in time when the transactions are completed. The transaction price is a variable consideration as the price is determined to be a fixed percentage of the transaction amount. New share subscription handling income is recognized at the time when the performance obligation has been satisfied by successfully submitting the IPO subscription to banks on behalf of customers. New share subscription handling income is fixed per IPO subscription order and no variable consideration in the transaction. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by the Company on behalf of customers. When the Company receives the cash dividend distributed by the stocks on behalf of customers, the net dividend will be distributed and deposited into the account of the customers, after deducting the dividend collection handling fees. Dividend collection handling income is charged at a fixed percentage of dividend collected and therefore the transaction price is a variable consideration as the price is determined to be a fixed percentage of dividend amount. The Company acts as an agent and handling income is directly charged from the customer’s account when the transactions are executed.

Investment advisory income is recognized when the relevant advice has been provided or the relevant services have been rendered. The Company enters into a distinct contract with its customers as a principal for the provision of investment advisory services. The Company provides customers with global economic information, industry analysis, investment recommendations and portfolio allocation strategies. The Company concludes that each monthly investment advisory service is both (1) distinct and (2) it meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes that the monthly investment advisory services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration in the transaction price. Accordingly, based on the output methods, the Company recognizes revenues from investment advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms. The Company issues invoices to customers quarterly and the contractual payment terms are typically due no more than 30 days from invoicing.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Revenue recognition (Cont)

Asset management services

Revenue from asset management is primarily in connection with (i) services as an investment manager or an advisor from funds or investments; and (ii) fund subscription services to customers. The Company rendered management services to individual customers as a principal, which are recorded over the period of service provided. Asset management service fee is charged by the Company to funds monthly and collected directly out of custodial accounts. The Company acts as a principal to provide asset management services directly to individual customers. The services include market research, asset allocation, equity selection, regular portfolio oversight, risk reassessment and rebalancing as needed. The Company charges customers management fees at a fixed percentage of asset value under management in accordance with the agreement. The fee is due and paid within the specified terms of payment. The transaction price is a variable consideration as the price is determined to be a fixed percentage of asset value.

Performance fees are accounted for when the return on assets under management, over a given period established in each fund’s private memorandum, exceeds certain return benchmarks or other performance benchmarks, depending on each fund’s private memorandum. Performance fees are calculated on an annual basis. Performance fees are a form of variable consideration. The Company recognizes these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating a high probability of economic benefits and cash inflow to the Company.

Subscription fees charged to fund subscriber for subscription of funds are recognized at a point in time when participating share is successfully subscribed. The Company acts as an agent between funds and fund subscribers to provide fund subscription services and charges a fund subscription fee at a fixed rate with reference to the size of the subscription amount to fund subscribers through funds when the subscription of funds is completed, and typically due in no more than 30 days from invoicing. The transaction price is a variable consideration as the price is determined to be a fixed percentage of the transaction amount.

Virtual assets services

The Company provides virtual asset trading services by executing buy and sell orders for digital assets (e.g., Bitcoin, Ethereum) to both individual and institutional customers. The Company’s performance obligation is fulfilled when it completes each trade order, transferring control of the virtual asset to or from the customer. Revenue is recognized at a point in time on the trade date, as this is when the Company has satisfied its distinct performance obligation by executing the trade. The Company acts as an agent as the risks and rewards remain with the customer. Transaction fees for trading are variable and based on a fixed percentage of the transaction amount. Fees are charged directly to the customer’s account upon execution of each trade.

The Company acts as a participating dealer for certain virtual asset spot ETFs, each in-kind or in-cash subscription or redemption represents a distinct performance obligation, fulfilled when the subscription or redemption process is completed. Revenue is recognized at a point in time, specifically upon the completion of each subscription or redemption transaction. The Company acts as an agent in these transactions, arranging the exchange on behalf of the client and ETF providers. Fees for subscription and redemption services are considered variable and are calculated as a fixed percentage of the transaction amount. Fees are charged directly to the customer’s account upon completion of each transaction.

Interest income

The Company earns interest income primarily from its rolling cash balance accounts or IPO financing offered by the Company to customers in relation to the securities brokerage services. Revenue is recognized over the period that the rolling cash balance account or IPO financing are outstanding. The Company offers rolling cash balance account or IPO financing to individual customers as a principal. Interest income is directly charged at a fixed percentage over the financing amount from the customer’s account when customers repay the balance account or principal amount of IPO financing. The transaction price is a variable consideration as the price is determined to be a fixed percentage of the transaction amount.

Referral income

Referral income generated by provision of referral services by acting as agent to corporate customers or brokers. The Company refers investors to corporate customers or brokers and earns referral income. The Company enters into a distinct referral agreement with corporate customers or brokers for the provision of referral services. The referral service is distinct and is identified as one performance obligation. The transaction price is a variable consideration as the consideration is determined to be a fixed percentage of subscription amount in the transaction, either IPO or fund raised in other fundraising activities. Revenue from providing referral services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of an IPO or fundraising activities.

Other income

Interest income is mainly generated from loan to third party, savings and time deposits which are less than one year, and is recognized on an accrual basis using the effective interest method. Interest income receives from banks on a monthly basis.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Commission and handling expenses

Commission and handling expenses for executing and/or clearing transactions are accrued on a trade-date basis and are expensed as incurred.

General and administrative expenses

General and administrative expenses mainly consist of lease expense, office supplies and upkeep expenses, and other miscellaneous administrative expenses.

Leasing

The Company is a lessee of non-cancellable operating leases for offices. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease’s commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use (“ROU”) assets and lease liabilities.

The Company may recognize the lease payments in the unaudited interim condensed consolidated statements of (loss) income and comprehensive (loss) income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended September 30, 2024 and 2023, the Company did not have any impairment loss against its operating lease right-of-use assets.

Employee benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of HKD 1,500 per month. Contributions to the plan vest immediately. The Company recorded MPF expenses of $26,000 and $17,000 for the six months ended September 30, 2024 and 2023, respectively.

Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Income taxes (Cont)

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. For the six months ended September 30, 2024 and 2023, there were temporary differences of $662,000 and $145,454, respectively. As of September 30, 2024, and March 31, 2024, no deferred tax asset or liability recognized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended September 30, 2024 and 2023.

(Loss) earnings per share

The Company computes net (loss) earnings per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted net (loss) earnings per share (“EPS”) on the face of the unaudited interim condensed consolidated statements of (loss) income and comprehensive (loss) income. Basic EPS is computed by dividing income available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of warrants, options, and restricted stock units. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. The Company had no potentially dilutive securities as of September 30, 2024 and 2023.

Share based compensations

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee share-based awards. For employee share-based awards, share based compensations cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

New accounting standards not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the unaudited interim condensed consolidated financial statements. Management is evaluating the impact on the Company’s unaudited interim condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its unaudited interim condensed consolidated financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheet, statements of (loss) income and comprehensive (loss) income and statements of cash flows.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION

As of September 30, 2024, the Company has four reportable segments: Investment banking services, wealth management services, asset management services and virtual assets services:

Segments	Business Activities
Investment banking services	-	Providing capital raising, debt financing, secondary offerings and financial advisory services
	-	Providing corporate consultancy services
Wealth management services	-	Providing securities related services for commission and handling income by offering securities dealing and brokerage services, IPO subscription and other financing services
	-	Providing investment advisory services
Asset management services	-	Providing asset management services for asset management fee, performance fee and fund subscription fee
Virtual assets services	-	Providing services for virtual assets trading, virtual assets spot ETFs subscription and redemption

Segments were identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. All assets of the Company are located in Hong Kong and all revenues are all generated in Hong Kong.

Key financial performance measures of the segments are as follows:

Six months ended September 30, 2024

	Investment banking services segment	Wealth management services segment	Asset management services segment	Virtual assets services segment	Corporate	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Revenues- excluding interest income	237	393	380	15	-	1,025
Revenues- interest income	-	30	-	-	-	30
Total revenues	237	423	380	15	-	1,055

Marketing and promotion expenses	-	-	-	-	(934)	(934)
Commission and handling expenses	-	(18)	-	-	-	(18)
Reversal of (provision for) expected credit losses	-	13	(7)	-	406	412
Employee benefits expenses	-	-	-	-	(4,367)	(4,367)
Referral fee	(139)	-	-	-	-	(139)
Share of results of an associate	-	-	-	-	(27)	(27)
Impairment loss of long-term investments	-	-	-	-	(259)	(259)
Depreciation of property and equipment	-	-	-	-	(36)	(36)
Amortization of intangible assets	-	-	-	-	(15)	(15)
General and administrative expenses	-	(320)	-	(45)	(1,600)	(1,965)
Total expenses	(139)	(325)	(7)	(45)	(6,832)	(7,348)

Interest income	-	-	-	-	34	34
Other income	-	-	-	-	4	4
Total other income	-	-	-	-	38	38

Income (loss) before income tax expense	98	98	373	(30)	(6,794)	(6,255)

Total assets	59	7,097	337	14	5,605	13,112
Total liabilities	(291)	(5,900)	-	-	(909)	(7,100)

Net assets	(232)	1,197	337	14	4,696	6,012

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION (Cont)

Six months ended September 30, 2023

	Investment banking services segment	Wealth management services segment	Asset management services segment	Corporate	Total
	$’000	$’000	$’000	$’000	$’000
Revenues- excluding interest income	-	2,125	498	-	2,623
Revenues- interest income	-	17	-	-	17
Total revenues	-	2,142	498	-	2,640

Marketing and promotion expenses	-	-	-	(5)	(5)
Commission and handling expenses	-	(4)	-	-	(4)
Provision for allowance for expected credit losses	-	(155)	-	-	(155)
Employee benefits expenses	-	-	-	(492)	(492)
Depreciation of property and equipment	-	-	-	(10)	(10)
Amortization of intangible assets	-	-	-	(2)	(2)
General and administrative expenses	-	(236)	-	(400)	(636)
Total expenses	-	(395)	-	(909)	(1,304)

Income (loss) before income tax expense	-	1,747	498	(909)	1,336

Total assets	-	7,452	291	9,157	16,900
Total liabilities	(120)	(5,504)	-	(364)	(5,988)

Net assets (liabilities)	(120)	1,948	291	8,793	10,912

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT IN AN ASSOCIATE

On March 5, 2024, the Company (as the buyer) entered into a membership interest purchase agreement with Cambria Capital, LLC (“Cambria Capital”), a Utah limited liability company and broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”), and Cambria Asset Management, Inc., a Nevada corporation, the sole owner of the Cambria Capital. Pursuant to the agreement, the Company will purchase 100% of the membership interests in Cambria Capital for a total purchase price of $700,000, subject to the satisfaction or waiver of the conditions precedent set forth in the membership interest purchase agreement. The transaction will be completed through two closings, the first of which consists of the payment of $200,000 in exchange for an acquisition of 24.9% of Cambria Capital’s membership interests.

The parties have closed the acquisition of the 24.9% interest on March 25, 2024 and are working on a continuing membership application requesting approval for a change of ownership, control, or business operations to be filed with FINRA in accordance with FINRA Rule 1017 (the “Rule 1017 Application”). In the event that FINRA approves the Rule 1017 Application and Cambrian Capital’s application to conduct firm commitment underwritten offerings, The Company will have the right to consummate the second closing, pursuant to which the Company will pay $500,000 in exchange for the remaining 75.1% of the membership interests in Cambria Capital. As of the date these unaudited interim condensed consolidated financial statements are available, the transaction was not completed.

The Company’s investment in an associate is summarized below:

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
Beginning balance	254	-
Cost of acquisition	-	257
Share of results of an associate	(27)	(3)
Ending balance	227	254

The following table illustrates the summarized unaudited financial information of the Company’s associate as of September 30, 2024 and March 31, 2024 (and not the Company’s share of those amounts), adjusted for difference in accounting policies between the Company and the associate, if any.

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
Current assets	293	376
Non-current assets	1	1
Current liabilities	(88)	(61)
Net assets of the associate	206	316

Revenue	410	92
Loss for the period / year	(110)	(167)

Reconciliation of the summarized financial information presented to the carrying amount of the Company’s investment in the associate is as follows:

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
Net assets	206	316

Group’s equity interest	24.9%	24.9%
Group share of net assets	51	79
Goodwill	176	175
Carrying value	227	254

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. LONG-TERM INVESTMENTS, NET

Long-term investments, net consist of investments in non-marketable securities as the following:

	Ownership interest	As of September 30, 2024
	%	$’000
Non-marketable equity securities:
Investment A	2.47%	33
Investment B	4.35%	368
Investment C	4.90%	-	*
Net carrying value		401

*	Less than $1,000

The Company does not have significant influence over the equity investments. Since such investment does not have readily determinable fair values, the Company elected to account for the investments by using alternative measurement. The long-term investments, net are reported at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

On May 28, 2024, the Company entered into a share purchase agreement with certain shareholder of Investment A, which wholly owns a virtual assets investment manager in Hong Kong. Pursuant to which, the Company acquired 2.47% of the total outstanding share capital of Investment A for an aggregate purchase price of $290,000.

On August 2, 2024, the Company entered into a share subscription agreement to subscribe 10 ordinary shares of Investment B, an investment holding company, in which one of its subsidiaries has been licensed by the HKSFC in Hong Kong, for a total subscription price of $368,000. The transaction is closed on August 23, 2024.

On September 13, 2024, SPW acquired 4.90% of equity interest of Investment C, a money lenders company in Hong Kong, for a total cash consideration of HKD 49.

The following table presents the movement of investments as of September 30, 2024:

As of September 30, 2024
$’000
Beginning balance	-
Additions	658
Impairment loss of long-term investment – Investment A	(259)
Foreign exchange translation effect	2
Ending balance	401

As of September 30, 2024, cumulative unrealized impairment of $259,000 is included in the carrying value of the Company’s long-term investments, net.

For the six months ended September 30, 2024, impairment loss of long-term investments of $259,000 is recorded in the Company’s unaudited interim condensed consolidated statements of (loss) income and comprehensive (loss) income.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
Leasehold improvement	114	106
Computers equipment	72	64
Furniture and fixtures	53	48
Office equipment	6	6
Less: accumulated depreciation	(110)	(74)
Property and equipment, net	135	150

Depreciation expense for the six months ended September 30, 2024 and 2023, was $36,000 and $10,000, respectively.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. OPERATING LEASES

The Company is a lessee of non-cancellable operating leases for corporate office in Hong Kong. The Company’s ROU assets and operating lease liabilities recognized in the interim condensed consolidated balance sheet consist of the following:

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
Operating lease ROU assets	729	1,057

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
Operating lease liabilities
Current portion	534	631
Non-current portion	196	439
Total	730	1,070

	As of September 30, 2024	As of March 31, 2024
Operating leases:
Weighted average remaining lease term (years)	1	2
Weighted average discount rate	5.87%	5.83%

During the six months ended September 30, 2024 and 2023, the Company incurred lease expense of approximately $360,000 and $82,000, respectively.

The maturity analysis of the Company’s non-cancelable operating lease obligations as of September 30, 2024 is as follows:

Operating leases
$’000
Period ending September 30, 2025	305
Period ending September 30, 2026	453
Total undiscounted operating lease obligations	758
Less: imputed interest	(28)
Operating lease liabilities recognized in the interim condensed consolidated balance sheet	730

8. INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
Trading rights	64	64
Trading platform system	87	20
Less: accumulated amortization	(22)	(7)
Intangible assets, net	129	77

Amortization expenses for the six months ended September 30, 2024 and 2023, was $15,000 and $2,000, respectively.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. RECEIVABLES FROM CUSTOMERS AND BROKER-DEALERS AND CLEARING ORGANIZATION, NET

Receivables from customers and broker-dealers and clearing organizations, net comprised the following:

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
Receivables from:
Customers	1,102	3,463
Brokers-dealers and clearing organizations	887	679
Sub-total	1,989	4,142
Less: allowance for expected credit losses	(588)	(590)
Total	1,401	3,552

The movement of the allowance for expected credit losses for receivables from customers and broker-dealers and clearing organizations was as follows:

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
Beginning balance	590	223
Additions	-	444
Reversal	(2)	-
Write-offs	-	(77)
Ending balance	588	590

10. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
Current
Prepaid professional fee (note a)	419	460
Prepaid information technology expenses	162	30
Prepaid office expenses	82	82
Prepaid marketing expenses (note b)	-	813
Others	68	7
Total prepaid expenses and other current assets, net - current	731	1,392

Non-current
Prepaid professional fee (note a)	403	450
Total prepaid expenses, net - non-current	403	450

Note:

(a)	Prepaid professional fee are virtual asset business solutions consultancy fee advanced to the advisors. The service is expected to be provided from year 2024 to year 2028.

(b)	Prepaid marketing expenses are associated with marketing, branding creation, and AI video production services that are paid for in advance to marketing firms.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. LOAN RECEIVABLES, NET

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
Loan to a third party	-	984
Less: allowance for expected credit losses	-	(410)
Total	-	574

On October 18, 2023, the Company (as the lender) entered into a loan agreement with a Hong Kong company (as the borrower), which is an independent third party of the Company, pursuant to which the Company agreed to provide a 1-year loan of HKD 7,500,000 (equivalent to approximately $958,000) to the borrower for its current activities, with a fixed interest of HKD 400,000 (equivalent to approximately $51,000) which is due in full upon repayment of the loan on the maturity date of October 17, 2024. As of March 31, 2024, the net carrying amount of the loan receivables was $574,000, which included an interest receivable of $26,000. The loan had been fully repaid and settled in July 2024.

Interest income for the loan receivables for the six months ended September 30, 2024 and 2023 was $26,000 and nil, respectively.

The movement of the allowance for expected credit losses for loan receivables was as follows:

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
Beginning balance	410	-
Additions	-	410
Reversal	(410)	-
Ending balance	-	410

12. ACCRUALS AND OTHER CURRENT LIABILITIES

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
Accrued payroll and welfare expenses	9	8
Accrued professional fee	95	156
Accrued referral fee	140	-
Other accruals and payables	59	68
Total	303	232

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. SHAREHOLDERS’ EQUITY

Initial public offering

On September 6, 2023, the Company announced the closing of its IPO of 2,000,000 ordinary shares, US$0.0001 par value per share at an offering price of US$4.00 per share for a total of US$8,000,000 in gross proceeds. The Company raised total net proceeds of US$7,065,000, which was reflected in the unaudited interim condensed consolidated statements of cash flows, after deducting underwriting discounts and commissions and outstanding offering expenses. During the process of IPO, the Company incurred an aggregate of approximately US$720,000 for underwriting discounts and commissions and US$967,000 for total offering expenses as of 30 September 2023. At the date of closing of IPO, the underwriting discounts and commissions and total offering expenses of approximately US$1,687,000 were offset against the gross proceeds of US$8,000,000 resulted in net amount of approximately US$6,313,000 which was recognized in additional paid-in capital of the Company.

Share-based payments

The Company has adopted an equity incentive plan on November 6, 2023, pursuant to which the Company is authorized to grant equity awards in the form of incentive share options, nonstatutory share options, restricted shares, restricted share units and share appreciation rights to employees, directors, and consultants of the Company or any affiliates of the Company.

On November 7, 2023, the Company approved to grant equity awards of 1,500,000 shares to employees of SJFZ for their past efforts in services, which were vested immediately upon grant. On the same day, the Company issued 1,500,000 ordinary shares to the employees. The shares were valued at $3,810,000, which was based on the value of the Company’s ordinary shares at the grant date. The total outstanding restricted shares on March 31, 2024 is 1,500,000. During the year ended March 31, 2024, the total expenses related to share-based compensation amounted to $3,810,000. All outstanding awards are settleable with ordinary shares and not cash.

On April 8 2024, the Company approved to grant equity awards of 480,000 shares to employees of SJFZ for their past efforts in services, which were vested immediately upon grant. On the same day, the Company issued 480,000 ordinary shares to the employees. The shares were valued at $3,312,000, which was based on the value of the Company’s ordinary shares at the grant date. The total outstanding restricted shares on September 30, 2024 is 480,000. During the six months ended September 30, 2024, the total expenses related to share-based compensation amounted to $3,312,000. All outstanding awards are settleable with ordinary shares and not cash.

14. DISAGGREGATED REVENUE

The following is the Company’s revenue from contracts with customers that are recognized at a point in time, in accordance with ASC Topic 606, by major transactional based services:

	For the six months ended September 30,
	2024	2023
	$’000	$’000
Investment banking services
Corporate consultancy income	237	-

Wealth management services
Securities brokerage commission income	45	10
Securities brokerage handling income	30	6
Total wealth management services income	75	16

Asset management services
Fund subscription fee – related parties	-	22

Virtual assets services
Virtual assets trading income	3	-
Virtual assets subscription / redemption income	12	-
Total virtual assets services income	15	-

Other services
Referral income	-	550

Total revenues recognized at a point in time	327	588

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. DISAGGREGATED REVENUE (Cont)

The following is the Company’s revenue from contracts with customers for services recognized over a period of time in accordance with ASC Topic 606, by major service type:

	For the six months ended September 30,
	2024	2023
	$’000	$’000
Interest income
Other securities brokerage financing	30	17

Wealth management services
Investment advisory income	318	1,559

Asset management services
Management fee income – related parties	213	140
Performance fee income – related parties	167	336
Total asset management services income	380	476

Total revenues recognized over a period of time	728	2,052

15. EMPLOYEE BENEFITS EXPENSES

	For the six months ended September 30,
	2024	2023
	$’000	$’000
Salaries and other short-term employee benefits	1,029	475
Payments to defined contribution pension schemes	26	17
Share based compensations	3,312	-
Total	4,367	492

16. INCOME TAX

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

SJFZ is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the six months ended September 30, 2024 and 2023, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. INCOME TAX (Cont)

Hong Kong (Cont)

(Loss) income before income tax expense is attributable to the following tax jurisdictions:

	For the six months ended September 30,
	2024	2023
	$’000	$’000
Hong Kong	(681)	1,389
Cayman Islands	(5,574)	(53)
(Loss) income before income tax expense	(6,255)	1,336

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses for the six months ended September 30, 2024 and 2023.

	For the six months ended September 30,
	2024	2023
	$’000	$’000
(Loss) income before income tax expense	(6,255)	1,336

Tax at Hong Kong statutory tax rate of 16.5%	(1,032)	220
Effect of tax-exempt for the Company incorporated in Cayman Islands	920	9
Tax effect on non-assessable income	(1)	-
Tax effect on non-deductible expenses	4	-
Tax effect on deductible temporary differences	(3)	24
Tax effect on tax losses not recognized	112	-
Tax effect of utilization of tax losses previously not recognized	-	(144)
Tax concession	-	(21)
Income tax expense	-	88

The following table sets forth the significant components of the deferred tax assets of the Company as of September 30, 2024 and March 31, 2024:

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
Deferred tax assets, net:
Net operating loss carryforwards	112	-
Less: valuation allowance	(112)	-
Deferred tax assets, net	-	-

The movement of valuation allowance is as follows:

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
Beginning balance	-	140
Tax losses recognized	112	-
Operating loss utilized	-	(140)
Ending balance	112	-

The Group had $662,000 and nil unused tax losses carried forward as of September 30, 2024 and March 31, 2024. All the tax losses carryforwards will carryforward indefinitely. As of September 30, 2024 and March 31, 2024, no deferred tax assets have been recognized for these tax loss carry-forwards because management is not able to reliably estimate if and when the benefit of potential tax assets would be realized.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Company
Grow World LPF (note)	Entity controlled by Mr. Lok and Ms. Yao
Grow World II LPF	Entity controlled by Mr. Lok and Ms. Yao
Solomon Capital Fund SPC	Entity controlled by Mr. Lok and Ms. Yao
Mr. Lok	Shareholder and director of the Company
Ms. Yao	Shareholder and director of SJFZ
Mr. Shing Tak Tam (“Mr. Tam”)	Chief Executive Officer and director of the Company

Note:

As of August 2, 2024, Grow World LPF is no longer a related party to the Company, following a transfer of the Grow World LPF's ownership to a third party. Additionally, the Company ceased to be Grow World LPF's investment manager on August 6, 2024 and no income was recognized since August 6, 2024.

Related parties transactions

		For the six months ended September 30,
Name	Nature	2024	2023
		$’000	$’000
Grow World LPF	Asset management income	1	7
Grow World II LPF	Asset management income	78	14
Solomon Capital Fund SPC	Asset management income	301	477
Total asset management income		380	498

Balance with related parties

Name	Nature	As of September 30, 2024	As of March 31, 2024
		$’000	$’000
Grow World LPF	Receivable from customers	-	1
Grow World II LPF	Receivable from customers	39	19
Solomon Capital Fund SPC	Receivable from customers	294	200
Total receivable from customers		333	220

Solomon Capital Fund SPC	Amount due from related parties	4	26
Mr. Lok	Amount due to a director	(3)	(3)
Ms. Yao	Amount due to a related party	(6)	(6)

Amounts due from (to) related parties and directors are unsecured, non-interest bearing and repayable on demand. These balances are non-trade in nature except for $333,000 (as of March 31, 2024: $220,000) represented asset management income receivables as of September 30, 2024.

Remuneration to senior management for the six months ended September 30, 2024 and 2023 were:

	For the six months ended September 30,
	2024	2023
	$’000	$’000
Salaries and other short-term employee benefits	275	202
Payments to defined contribution pension schemes	6	5
Total	281	207

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. REGULATORY REQUIREMENTS

The following table summarizes the minimum regulatory capital as established by the HKSFC that the Company were required to maintain as of September 30, 2024 and March 31, 2024 and the actual amounts of capital that were maintained.

Capital requirements as of September 30, 2024	Minimum regulatory capital requirements	Capital levels maintained
	$’000	$’000
Solomon JFZ (Asia) Holdings Limited	383	3,617

Capital requirements as of March 31, 2024	Minimum regulatory capital requirements	Capital levels maintained
	$’000	$’000
Solomon JFZ (Asia) Holdings Limited	383	3,573

The Company’s operation subsidiary maintains a capital level greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the HKSFC.

19. CONCENTRATIONS AND RISKS

Credit risk

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company’s Hong Kong subsidiaries is located.

Cash segregated for regulatory purpose is deposited in financial institutions as required by the Hong Kong Securities and Futures Ordinance. These financial institutions are of sound credit ratings and hence management believes that there is no significant credit risk related to cash held for regulatory purpose.

Receivables from customers

The Company’s securities trading activities are transacted on either a cash or margin basis. The Company’s credit risk is limited because substantially all of the contracts entered into are settled directly at securities clearing organizations. In margin transactions, the Company extends credit to customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ account. IPO loans are exposed to credit risk from customers who fail to repay the loans upon IPO stock allotment. The Company monitors the customers’ collateral level and has the right to dispose of the newly allotted stocks once the stocks first start trading. No IPO loans are outstanding as of September 30, 2024 and March 31, 2024.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions by the settlement date, generally two business days after the trade date. If customers do not fulfil their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring customers to deposit sufficient cash and/or securities into their account prior to placing an order.

SOLOWIN HOLDINGS

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19. CONCENTRATIONS AND RISKS (Cont)

Other current assets

The Company is exposed to risk from other current assets. These assets are subject to credit evaluations. An allowance, where applicable, is made for estimated unrecoverable amounts that have been determined by reference to past default experience and the current economic environment.

Concentration of credit risk

The Company’s exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes.

Details of the customers accounting for 10% or more of total revenue are as follows:

	For the six months ended September 30,
	2024	2024	2023	2023
	$’000%		$’000%
Customer A	317	30%	959	36%
Customer B - a related party	301	29%	477	18%
Customer C	199	19%	-	-
Customer D	-	-	600	23%
Customer E	-	-	555	21%

Details of the customers accounting for 10% or more of total receivables from customers are as follows:

	As of September 30, 2024		As of March 31, 2024
	$’000%		$’000%
Customer B - a related party	294	55%	195	7%
Customer A	155	29%	619	21%

Details of the customers accounting for 10% or more of total payables to customers are as follows:

	As of September 30, 2024		As of March 31, 2024
	$’000%		$’000%
Customer F	1,569	28%	1,559	30%
Customer G	1,405	25%	1,396	27%
Customer H	656	12%	649	13%

*	Less than 10%

The disclosure of customers represents separate and distinct customers and there are no customers listed that also comprise a significant percentage of either the Company’s revenues or receivables or payables for any year or period presented.

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Company is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liabilities are denominated in HKD which is the functional currency of the operating subsidiaries.

Market and geographic risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

20. COMMITMENTS AND CONTINGENCIES

Litigation and contingencies

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition, or operating results.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21. SUBSEQUENT EVENTS

The Company has assessed all events from September 30, 2024, up through December 31, 2024, which is the date of these unaudited interim condensed consolidated financial statements are available to be issued, except as disclosed below, there are no other material subsequent events that require disclosure in these unaudited interim condensed consolidated financial statements.

On November 15, 2024, the Company entered into a securities purchase agreement with an individual investor, pursuant to which the Company agreed to sell to the investor an aggregate of 500,000 ordinary shares, par value $0.0001 at a purchase price of $2.00 per share in a registered direct offering.

On December 17, 2024, the Company held an extraordinary general meeting of members, at which the shareholders approved, as a special resolution, the re-designation and re-classification of the Company’s ordinary shares (the “Re-Designation of Share Capital”) and the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company. Pursuant to the Re-Designation of Share Capital, the 16,172,300 ordinary shares issued as of that date were re-designated and re-classified into (i) 8,132,300 Class A ordinary shares, par value $0.0001 each, with one vote per share, and (ii) 8,040,000 Class B ordinary shares, par value $0.0001 each, with 10 votes per share, on a one-for-one basis. As of the date of these unaudited interim condensed consolidated financial statements are available to be issued, the Company has not adopted a dual-class share capital structure.

22. CONDENSED PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Solowin Holdings.

Condensed balance sheets

	As of September 30, 2024	As of March 31, 2024
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	98	1,357
Prepaid expenses and other current assets, net	439	1,312
Loan receivables, net of allowance for expected credit losses of nil and $410,000 as of September 30, 2024 and March 31, 2024, respectively	-	574
Amount due from a subsidiary	183	-
Amount due from a director	1	-
Total current assets	721	3,243

Non-current assets:
Interests in subsidiaries	4,688	4,688
Investment in an associate	227	254
Long-term investments, net	401	-
Property and equipment, net	116	124
Operating right-of-use assets, net	715	962
Refundable deposits	294	288
Prepaid expenses, net	402	450
Total non-current assets	6,843	6,766
TOTAL ASSETS	7,564	10,009

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other current liabilities	235	158
Operating lease liabilities - current	520	536
Amount due to a director	3	3
Amount due to a related party	6	6
Amount due to a subsidiary	25	25
Total current liabilities	789	728

Non-current liabilities:
Operating lease liabilities - non-current	195	439
Total non-current liabilities	195	439
TOTAL LIABILITIES	984	1,167

Shareholders’ equity
Ordinary shares (US$0.0001 par value per share; 1,000,000,000 shares authorized; 15,980,000 and 15,500,000 shares issued and outstanding as of September 30, 2024 and March 31, 2024)	2	1
Additional paid-in capital	18,121	14,810
Accumulated losses	(11,543)	(5,969)
Total shareholders’ equity	6,580	8,842

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,564	10,009

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22. CONDENSED PARENT ONLY FINANCIAL INFORMATION (Cont)

Condensed statements of loss

	For the six months ended September 30,
	2024	2023
	$’000	$’000
Interest income	27	-

Expenses
Marketing and promotion expenses	932	-
Professional fee	297	45
Information technology expenses	23	-
Office expenses	334	-
Reversal of provision for expected credit losses	(410)	-
Employee benefits expenses	3,449	5
Referral fee	140	-
Share of results of an associate	27	-
Impairment loss of long-term investments	259
Other general and administrative expenses	550	3
Total expenses	5,601	53

Loss before income tax expense	(5,574)	(53)

Income tax expense	-	-

Net loss	(5,574)	(53)

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22. CONDENSED PARENT ONLY FINANCIAL INFORMATION (Cont)

Condensed statements of cash flows

	For the six months ended September 30,
	2024	2023
	$’000	$’000
Cash flows from operating activities:
Net loss	(5,574)	(53)
Adjustment to reconcile net loss to cash used in operating activities:
Depreciation of property and equipment	26	-
Reversal of provision for expected credit losses	(410)	-
Share based compensations	3,312	-
Share of results of an associate	27	-
Impairment loss of long-term investments	259	-
Interest income from loan to a third party	(26)	-
Change in operating assets and liabilities:
Change in refundable deposits	(6)	(2,305)
Change in prepaid expenses and other current assets	919	-
Change in amount due from a subsidiary	(184)	-
Change in accruals and other current liabilities	77	40
Change in operating lease liabilities	(13)	-
Change in amount due to a subsidiary	-	6
Cash used in operating activities	(1,593)	(2,312)

Cash flows from investing activities
Purchase of property and equipment, net	(18)	-
Purchase of long-term investments, net	(658)	-
Repayment of loan from a third party	1,010	-
Cash provided by investing activities	334	-

Cash flows from financing activities
Net proceeds from IPO	-	7,065
Advance to a subsidiary	-	(745)
Advance from a director	-	3
Cash provided by financing activities	-	6,323

Net change in cash and cash equivalents	(1,259)	4,011
Cash and cash equivalents at beginning of the period	1,357	5
Cash and cash equivalents at the end of the period	98	4,016

(i)	Basis of Presentation

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on July 23, 2021 and as a holding company.

The condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying unaudited interim condensed consolidated financial statements.

SOLOWIN HOLDINGS
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22. CONDENSED PARENT ONLY FINANCIAL INFORMATION (Cont)

(ii)	Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Solowin Holdings exceed 25% of the consolidated net assets of Solowin Holdings. A significant portion of the Company’s operations and revenue are conducted and generated by the Company’s wholly-owned subsidiary, SJFZ, which is licensed by the SFC in Hong Kong. The ability of this operating subsidiary to pay dividends to the Company may be restricted because this SFC licensed operating subsidiary is subject to the minimum paid-up capital and liquid capital requirements imposed by the SFO to maintain its business license and due to the availability of cash balances of this operating subsidiary.

As of September 30, 2024 and March 31, 2024, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the unaudited interim condensed consolidated financial statements, if any.